                      NORAM ENERGY CORP. AND SUBSIDIARIES

(8) COMMITMENTS AND CONTINGENCIES

(a) Lease Commitments.

     The following table sets forth certain information concerning NorAm's obligations under operating leases:

     Minimum Lease Commitments at December 31, 1997(1)

                                                             (MILLIONS OF DOLLARS)
                                                             ---------------------
1998.......................................................          $ 24
1999.......................................................            19
2000.......................................................            16
2001.......................................................            15
2002.......................................................             9
2003 and beyond............................................            22
                                                                     ----
          Total............................................          $105
                                                                     ====

---------------

(1) Principally consisting of rental agreements for building space and data processing equipment and vehicles (including major work equipment).

     NorAm has a master leasing agreement which provides for the lease of vehicles, construction equipment, office furniture, data processing equipment and other property. For accounting purposes, the lease is treated as an operating lease. At December 31, 1997, NorAm had leased assets with a value of approximately $58.1 million under this lease with a basic term of one year. NorAm does not expect to lease additional property under this lease agreement.

     Lease payments related to NorAm's leasing agreements are included in the preceding table for only their basic term. Total rental expense for all leases was $24.0 million, $33.4 million and $48.9 million in 1997, 1996 and 1995, respectively.

(b) Letters of Credit.

     At December 31, 1997, NorAm had letters of credit incidental to its ordinary business operations totaling approximately $42 million under which NorAm is obligated to reimburse drawings, if any.

(c) Indemnity Provisions.

     At December 31, 1997, NorAm has an $11.4 million accounting reserve on its Consolidated Balance Sheets in "Estimated obligations under indemnification provisions of sale agreements" for possible indemnity claims asserted in connection with its disposition of former subsidiaries or divisions, including the sale of (i) Louisiana Intrastate Gas Corporation, a former subsidiary engaged in the intrastate pipeline and liquids extraction business (1992); (ii) Arkla Exploration Company, a former subsidiary engaged in oil and gas exploration and production activities (June 1991); and (iii) Dyco Petroleum Company, a former subsidiary engaged in oil and gas exploration and production
(1991).

(d) Sale of Receivables.

     Certain of NorAm's receivables are collateral for receivables which have been sold pursuant to the terms of NorAm's receivables facility, see "Receivables Facility" included in Note 4(a).

                      NORAM ENERGY CORP. AND SUBSIDIARIES

(e) Gas Purchase Claims.

     In conjunction with settlements of "take-or-pay" claims, NorAm has prepaid for certain volumes of gas, which prepayments have been recorded at their net realizable value and, to the extent that NorAm is unable to realize at least the carrying amount as the gas is delivered and sold, NorAm's earnings will be reduced, although such reduction is not expected to be material. In addition to these prepayments, NorAm is a party to a number of agreements which require it to either purchase or sell gas in the future at prices which may differ from then prevailing market prices or which require it to deliver gas at a point other than the expected receipt point for volumes to be purchased. To the extent that NorAm expects that these commitments will result in losses over the contract term, NorAm has established reserves equal to such expected losses.

(f) Transportation Agreement.

     NorAm had an agreement (ANR Agreement) with ANR Pipeline Company (ANR) which contemplated a transfer to ANR of an interest in certain of NorAm's pipeline and related assets, representing capacity of 250 Mmcf/day, and pursuant to which ANR had advanced $125 million to NorAm. The ANR Agreement has been restructured and, after refunds of $50 million and $34 million in 1995 and 1993, respectively, NorAm currently retains $41 million (recorded as a liability) in exchange for ANR's or its affiliates' use of 130 Mmcf/ day of capacity in certain of NorAm's transportation facilities. The level of transportation will decline to 100 Mmcf/day in the year 2003 with a refund of $5 million to ANR and the ANR Agreement will terminate in 2005 with a refund of the remaining balance.

(g) Environmental Matters.

     To the extent that potential environmental remediation costs are quantified within a range, NorAm establishes reserves equal to the most likely level of costs within the range and adjusts such accruals as better information becomes available. In determining the amount of the liability, future costs are not discounted to their present value and the liability is not offset by expected insurance recoveries. If justified by circumstances within NorAm's business subject to SFAS No. 71, corresponding regulatory assets are recorded in anticipation of recovery through the rate making process.

     Manufactured Gas Plant Sites. NorAm and its predecessors operated a manufactured gas plant (MGP) adjacent to the Mississippi River in Minnesota formerly known as Minneapolis Gas Works (FMGW) until 1960. NorAm has completed remediation of the main site other than ongoing water monitoring and treatment. There are six other former MGP sites in the Minnesota service territory. Remediation has been completed on one site. Of the remaining five sites, NorAm believes that two were neither owned nor operated by NorAm; two were owned by NorAm at one time but were operated by others and are currently owned by others; and one site was previously operated by NorAm but was owned by others. NorAm believes it has no liability with respect to the sites it neither owned nor operated.

     At December 31, 1997, NorAm had estimated a range of $15 million to $77 million for possible remediation of the Minnesota sites. The low end of the range was determined based on only those sites presently owned or known to have been operated by NorAm, assuming use of NorAm's proposed remediation methods. The upper end of the range was determined based on the sites once owned by NorAm, whether or not operated by NorAm. The cost estimates for the FMGW site are based on studies of that site. The remediation costs for other sites are based on industry average costs for remediation of sites of similar size. The actual remediation costs will be dependent upon the number of sites remediated, the participation of other potentially responsible parties, if any, and the remediation methods used.

     In its 1995 rate case, NorAm's Minnegasco division was allowed to recover approximately $7 million annually for remediation costs. Such costs are subject to a true-up mechanism whereby any over or under recovered amounts, net of certain insurance recoveries, plus carrying charges, would be deferred for recovery

                      NORAM ENERGY CORP. AND SUBSIDIARIES
or refund in the next rate case. At December 31, 1997 and 1996, Minnegasco had recorded a liability of $20.6 million and $35.9 million, respectively, to cover the cost of future remediation. In addition, at December 31, 1997, Minnegasco had receivables from insurance settlements of $2.9 million. These insurance settlements will be collected through 1999. Minnegasco expects that approximately half of its accrual as of December 31, 1997 will be expended within the next five years. The remainder will be expended on an ongoing basis for an estimated 40 years. In accordance with the provisions of SFAS No. 71, a regulatory asset has been recorded equal to the liability accrued. Minnegasco is continuing to pursue recovery of at least a portion of these costs from insurers. Minnegasco believes the difference between any cash expenditures for these costs and the amount recovered in rates during any year will not be material to NorAm's overall cash requirements, results of operations or cash flows.

     At December 31, 1997 and 1996, NorAm had recorded an accrual of $3.3 million (with a maximum estimated exposure of approximately $18 million) and an offsetting regulatory asset for environmental matters in connection with a former fire training facility and a landfill for which future remediation may be required. This accrual is in addition to the accrual for MGP sites as previously discussed.

     Issues relating to the identification and remediation of MGPs are common in the natural gas distribution industry. NorAm has received notices from the EPA and others regarding its status as a potentially responsible party for other sites. Based on current information, NorAm has not been able to quantify a range of environmental expenditures for potential remediation expenditures with respect to other MGP sites.

     Mercury Contamination. Like other natural gas pipelines, NorAm's pipeline operations have in the past employed elemental mercury in meters used on its pipelines. Although the mercury has now been removed from the meters, it is possible that small amounts of mercury have been spilled at some of those sites in the course of normal maintenance and replacement operations and that such spills have contaminated the immediate area around the meters with elemental mercury. Such contamination has been found by NorAm at some sites in the past, and NorAm has conducted remediation at sites found to be contaminated. Although NorAm is not aware of additional specific sites, it is possible that other contaminated sites exist and that remediation costs will be incurred for such sites. Although the total amount of such costs cannot be known at this time, based on experience by NorAm and others in the natural gas industry to date and on the current regulations regarding remediation of such sites, NorAm believes that the cost of any remediation of such sites will not be material to NorAm's financial position, results of operation or cash flows.

     Potentially Responsible Party Notifications. From time to time NorAm and its subsidiaries have been notified that they are potentially responsible parties with respect to properties which environmental authorities have determined warrant remediation under state or federal environmental laws and regulations. In October 1994 the United States Environmental Protection Agency issued such a notice with respect to a landfill site in West Memphis, Arkansas, and in December 1995, the Louisiana Department of Environmental Quality advised that one of NorAm subsidiaries had been identified as a potentially responsible party with respect to a hazardous waste site in Shreveport, Louisiana. Considering the information currently known about such sites and the involvement of NorAm or its subsidiaries in activities at these sites, NorAm does not believe that these matters will have a material adverse effect on NorAm's financial position, results of operation or cash flows.

(h) Other

     NorAm Merger Lawsuit. In August 1996, a purported NorAm stockholder filed a lawsuit, Shaw v. NorAm Energy Corp., et al., in the District Court of Harris County, Texas, against NorAm, certain of its officers and directors and the Company to enjoin the Merger or to rescind the Merger and/or to recover damages in the event that the Merger was consummated. In February 1998, the plaintiffs withdrew their lawsuit and the court issued an order of non-suit dismissing the litigation.

                      NORAM ENERGY CORP. AND SUBSIDIARIES

     NorAm is a party to litigation (other than that specifically noted) which arises in the normal course of business. Management regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. Management believes that the effect on NorAm's financial statements, if any, from the disposition of these matters will not be material.